FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Baker Edward L.	2. Issuer Name and Ticker or Trading Symbol Patriot Transportation Holding, Inc. (PATR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below) Chairman of the Board
(Last) (First) (Middle) P. O. Box 4667	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/02/02
(Street) Jacksonville, Florida 32201		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								83,639	I	(1)
Common Stock								432	I	(2)
Common Stock								1,061,521	I	(3)
Common Stock								2,541.699	I	(4)
Common Stock								400	I	By Wife
Common Stock								26,191	I	(5)
Common Stock								1,904	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Buy	$17.35	10/03/01		A		1,000		10/02/01	10/01/11	Common Stock	1,000		1,000	D
Option to Buy	$17.93	12/05/01		A		1,000		12/05/01	12/04/11	Common Stock	1,000		1,000	D
Option to Buy	$29.00	02/06/02		A		1,000		02/06/02	02/05/12	Common Stock	1,000		1,000	D
Option to Buy	$30.44	05/01/02		A		1,000		05/01/02	04/30/12	Common Stock	1,000		1,000	D
Option to Buy	$22.66	08/07/02		A		1,000		08/07/02	08/06/12	Common Stock	1,000		1,000	D
Option to Buy	$21.60	10/02/02		A		1,000		10/02/02	10/01/12	Common Stock	1,000		1,000	D

Explanation of Responses:

(1) Held by trusts for benefit of the children of John D. Baker II. The reporting person serves as trustee of these trusts but disclaims beneficial ownership of these shares.
(2) Held by STABANCO, nominee of SunTrust Bank, in a fiduciary account (in a trust in which SunTrust Bank and the reporting person are trustees) but to which the reporting trustee has potential income rights.
(3) Baker Holdings, L.P., formerly known as Baker Investments, Ltd., directly owns 1,061,521 shares. The reporting person shares voting and dispositive power over all the shares held by Baker Holdings, L.P. and has a pecuniary interest in 353,840 shares. The reporting person disclaims beneficial interest in the shares held by Baker Holdings, L.P. except to the extent of his pecuniary interest therein.
(4) Shares held as beneficiary of the issuer's Employee Benefit Plan (TRAESOP) as of the most recent available valuation date.
(5) Shares held by Edward L. Baker Living Trust.

By: /s/ Edward L. Baker Edward L. Baker **Signature of Reporting Person	10/02/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.